                                                                    EXHIBIT 99.1


                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                   (Incorporated in the Republic of Singapore)

                 EIGHT-FOR-TEN RIGHTS OFFERING TARGETED TO RAISE
                 APPROXIMATELY US$633 MILLION (S$1,110 MILLION)


1.   INTRODUCTION

     The Board of Directors of Chartered Semiconductor Manufacturing Ltd ("COMPANY") wishes to announce that the Company plans to raise approximately US$633 million (S$1,110 million) by way of an eight-for-ten renounceable rights offering ("RIGHTS OFFERING"), underwritten by Merrill Lynch (Singapore) Pte. Ltd. ("MERRILL LYNCH").


2.   TERMS OF RIGHTS OFFERING

2.1  BASIS. The Rights Offering will be made on the following basis:

     (1) each holder of ordinary shares of par value S$0.26 each in the capital of the Company ("SHARES") will be entitled to the right (each, a "SHARE RIGHT") to subscribe for eight new Shares ("RIGHTS SHARES") for every ten Shares he holds as of 5.00 p.m. (Singapore time) on 18 September 2002 ("BOOKS CLOSURE DATE"); and

     (2) each holder of American Depositary Shares of the Company ("ADSS") will be entitled to the right (each, an "ADS RIGHT") to subscribe for eight new ADSs ("RIGHTS ADS") for every ten ADSs he holds as of 5.00 p.m. (New York time) on 17 September 2002 ("ADS RECORD DATE").

     As of 31 August 2002, there are approximately 1,387 million Shares in issue. On this basis, pursuant to the Rights Offering, the Company plans to offer and issue approximately 1,110 million new Shares, directly or in the form of ADSs (see further section 2.5 below).

2.2  PRICING.

     (1) Each Rights Share will be offered and issued at S$1.00 ("RIGHTS SHARE PRICE").

     (2) Each Rights ADS will be offered and issued at the US dollar equivalent of S$1.00 based on an exchange rate to be determined ("RIGHTS ADS PRICE"). Based on current exchange rates of US$1.00 to S$1.75, the indicative Rights ADS price is US$5.71.

     The Rights Share Price and the Rights ADS Price represent a discount of approximately 52 per cent. to the closing market price of S$2.10 per Share and US$11.85 per ADS on 30 August 2002 on SGX-ST and NASDAQ, respectively, the last market day before the date of this Announcement.

2.3 IRREVOCABLE UNDERTAKINGS. Each of Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd, which hold in aggregate approximately 60.5 per cent. of the issued share capital of the Company as of 31 August 2002, has irrevocably undertaken with the Company to subscribe for all their approximately 670 million Rights Shares entitlements under the Rights Offering ("PRE-COMMITTED PORTION"). The Pre-Committed Portion represents approximately 60.5 per cent. of all the new Shares to be offered pursuant to the Rights Offering.

2.4 UNDERWRITING. In connection with the Rights Offering, the Company and Merrill Lynch have today entered into an underwriting agreement ("UNDERWRITING AGREEMENT"), pursuant to which Merrill Lynch agrees to underwrite up to approximately 440 million new Shares ("UNDERWRITTEN PORTION") to be offered under the Rights Offering. Merrill Lynch will subscribe or procure subscribers for all the Rights Shares and Rights ADSs comprised in the Underwritten Portion not taken up as of the close of the Rights Offering.

2.5 UNCOVERED PORTION. The Underwritten Portion is based on the number of issued Shares as of 31 August 2002. Accordingly, the Underwritten Portion does not include any Rights Shares and Rights ADS entitlements in respect of any new Shares or ADSs which may be issued after 31 August 2002 to the Books Closure Date or ADS Record Date, respectively, pursuant the exercise of any convertible notes or under the share options plan and share purchase plans of the Company. Such Rights Shares and Rights ADS entitlements, if any, will not be underwritten.

2.6 RANKING. The Rights Shares and Rights ADSs will, when issued and fully paid, rank pari passu in all respects with the then existing Shares and ADSs, respectively, except that they will not rank for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the Rights Shares and the Rights ADSs.


3.   RATIONALE FOR RIGHTS OFFERING AND USE OF PROCEEDS

     The Company is one of the world's leading independent semiconductor foundries. The Company believes its sector has strong long-term growth potential supported by three major trends: overall semiconductor industry growth, increased outsourcing from IDMs (Integrated Device Manufacturers) and the increasing importance and prevalence of high-growth fabless semiconductor companies.

     The Company's goal in the Rights Offering is to provide for its ongoing investment needs while maintaining its strong existing financial position. As of 30 June 2002, the Company's cash and cash equivalents were US$831 million and in addition the Company also had undrawn credit facilities amounting to US$620 million. The net proceeds from the Rights Offering will help the Company strengthen its balance sheet and further improve its debt-equity level. More importantly, the additional liquidity from the Rights Offering will give the Company the flexibility to respond quickly to market growth opportunities and therefore to strengthen its business further. A substantial portion of the Company's future investment is expected to be in Fab 7, an all-copper 300mm facility.

     The Company expects that the proceeds of the Rights Offering will be used for its capital expenditure needs, working capital and general corporate purposes.

     After assessing a number of options, the Company determined that a rights issue represents the most attractive funding option at this point. It prevents dilution to existing shareholders who subscribe and provides the highest certainty of proceeds for the Company.

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     The Company believes that this prudent approach to capital management is in the interests of all its stakeholders. Also as semiconductor market conditions improve, raising additional capital at this time will give the Company the flexibility to enhance its competitive position in the future.


4.   FINANCIAL EFFECTS OF RIGHTS OFFERING

     APPENDIX 1 sets out an analysis of the financial effects of the Rights Offering on the Company and its subsidiaries ("GROUP").


5.   LISTING APPROVALS AND CONDITIONS PRECEDENT

5.1 LISTING APPROVALS. Promptly after the date hereof, the Company will file an application with:

     (1) the Singapore Exchange Securities Trading Limited ("SGX-ST") for its approval for the listing of and quotation for (a) all the Share Rights and (b) all the Rights Shares on the SGX-ST; and

     (2) NASDAQ for its approval for the listing of and quotation for all the ADS Rights on NASDAQ (NASDAQ will be subsequently notified of the issuance of Rights ADSs for quotation upon completion of the Rights Offering).

5.2 CONDITIONS PRECEDENT. The Rights Offering is conditional upon among other things:

     (1) the listing approvals of the SGX-ST and NASDAQ referred to above being obtained; and

     (2) the lodgment of a prospectus ("PROSPECTUS") relating to the Rights Offering with the Monetary Authority of Singapore and the U.S. Securities and Exchange Commission.

     Full details of the conditions to the Rights Offering are set out in the Underwriting Agreement, which will be made available for inspection at the Company's registered office in Singapore during normal business hours. All conditions precedent to the Rights Offering must be fulfilled or (if applicable) waived prior to the commencement of ex-rights trading of the Shares on the SGX-ST on 16 September 2002.


6.   NOTICE OF BOOKS CLOSURE DATE AND ADS RECORD DATE

6.1 NOTICE OF BOOKS CLOSURE DATE. Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 5.00 p.m. (Singapore time) on the Books Closure Date, up to and including 5.00 p.m. (Singapore time) on 19 September 2002, for the purpose of determining the provisional Rights Shares entitlements of shareholders under the Rights Offering (such entitlements to be represented by provisional allotment letters, application forms and/or warrant certificates).

     Shareholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with Shares as of 5.00 p.m. (Singapore time) on the Books Closure Date will be provisionally allotted Rights Shares entitlements on the basis of the number of Shares standing to the credit of their Securities Accounts with CDP as of the Books Closure Date.

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     Any shareholder who has a registered address outside Singapore may provide
     CDP, at 20, Cecil Street, #07-02/05, Singapore Exchange, Singapore 049705, with a registered address in Singapore no later than 5.00 p.m. (Singapore time) on 11 September 2002, being five market days prior to the Books Closure Date, in order to receive his provisional allotment of Rights Shares entitlements.

     Duly completed and stamped transfers (in respect of Shares not registered in the name of CDP) together with all relevant documents of title received up to 5.00 p.m. (Singapore time) on the Books Closure Date by the Company's Share Registrar, M & C Services Private Limited at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, will be registered to determine the transferee's provisional Rights Shares entitlements under the Rights Offering.

     A shareholder (whose Shares are not registered in the name of CDP) who has registered address outside Singapore may provide the Company's Share Registrar, M & C Services Private Limited at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, with an address in Singapore for the service of notices or documents not later than 5.00 p.m. (Singapore time) on 11 September 2002, being five market days prior to the Books Closure Date, in order to receive his provisional allotment of Rights Shares entitlements.

6.2 NOTICE OF ADS RECORD DATE. Notice is hereby given that the ADS Depository Facility will be closed for the purposes of accepting deposits from 5.00 p.m. (New York time) on the ADS Record Date, up to and including 5.00 a.m. (New York time) on 18 September 2002, for the purpose of determining the provisional Rights ADS entitlements of the ADS holders under the Rights Offering (such entitlements to be represented by provisional allotment letters, application forms and/or warrant certificates).

     Persons registered in the ADS Register as holding ADSs as of 5.00 p.m. (New York time) on the ADS Record Date will be provisionally allotted Rights ADSs entitlements on the basis of the number of ADSs registered against their names in the ADS Register as of such time on the ADS Record Date.


7.   INDICATIVE TIMETABLE

     APPENDIX 2 sets out an indicative timetable of the Rights Offering.


8.   RIGHTS PROSPECTUS

8.1 RIGHTS PROSPECTUS. The Company will issue and dispatch the Prospectus and application forms for the Rights Offering to entitled shareholders and ADS holders after the Books Closure Date and the ADS Record Date, respectively.

8.2 ACCEPTANCE AND APPLICATION. Any entitled shareholder or entitled ADS holder who wishes to subscribe for any Rights Shares or Rights ADSs, respectively, must do so in the manner set out in the Prospectus.

8.3 OVERSEAS SHAREHOLDERS. The distribution of the Prospectus and the making of the Rights Offering in certain jurisdictions outside Singapore and the United States may be prohibited or restricted by law. Persons who come into possession of the Prospectus are required to inform themselves of, and observe, any such prohibitions and restrictions. The Rights Offering will not be made, and the Prospectus will not be distributed, in those jurisdictions

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     where such offering or distribution would be unlawful. To the extent permitted by law, the Share Rights and ADS Rights to which shareholders and ADS holders in those jurisdictions would otherwise have been entitled will be sold and they will receive the net proceeds of such sales.


9.   CONVERTIBLE NOTES AND SHARE OPTIONS

     The Company will make adjustments with respect to its outstanding:

     (1)  US$575,000,000 2.50% Senior Convertible Notes due 2006; and

     (2)  share options plan and share purchase plans,

     to take into account the Rights Offering so that convertible note holders and employees participating in such share plans will not be adversely affected thereby. The Company will provide more specific details regarding the adjustments to convertible note holders and plan participants in due course.


10.  FURTHER INFORMATION

     For further information, please contact the following:

     INVESTOR CONTACTS:
     Chartered U.S.:                                                         Singapore:
     Suresh Kumar                                                            Clarence Fu
     (1) 408.941.1110                                                        (65) 6360.4060
     sureshk@charteredsemi.com                                               cfu@charteredsemi.com

     MEDIA CONTACTS:
     Chartered U.S.:                                                         Singapore:
     Tiffany Sparks                                                          Maggie Tan
     (1) 408.941.1185                                                        (65) 6360.4705
     tiffanys@charteredsemi.com                                              tanmaggie@charteredsemi.com

     SHAREHOLDER RIGHTS OFFERING HELPLINE:
     U.S.:                                                                   Singapore:
     (1)   800.822.6588 and inform the operator that it is                   (65) 6877.7055
     a collect call to 6877.7077                                             (Mondays to Fridays 9 a.m. to 7 p.m. Singapore
     (Mondays to Fridays 9 a.m. to 7 p.m.  ET,                               time, Saturdays 9 a.m. to 1 p.m. Singapore time)
     Saturdays 9 a.m. to 1 p.m. ET)



BY ORDER OF THE BOARD


Angela Hon Kah Sim/Nancy Tan See Sin
Joint Company Secretaries
2 September 2002

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NO OFFERING

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any jurisdiction.

This announcement is not an offer of the Company's securities for sale in or out of the United States. The Company's securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's proposed rights offering and reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. For example, the Company may decide not to effect the proposed offering or may elect to change the proposed terms or timing thereof. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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                                                                      APPENDIX 1


                      FINANCIAL EFFECTS OF RIGHTS OFFERING

For illustrative purposes only, the financial effects of the Rights Offering on the Group are as follows:


                                                       FY99           FY00          FY01        PRE-ISSUE     POST-ISSUE
                                                                                                30 JUNE 02    30 JUNE 02
                                                      -----          -----         -----        ----------    ----------
NUMBER OF ISSUED SHARES (IN MM)                       1,279          1,380         1,384          1,387         2,496

PAID-UP SHARE CAPITAL (US$MM)                           265            280           280            281           446

SHAREHOLDERS' EQUITY (US$MM)                          1,142          1,969         1,583          1,374         2,000

GEARING RATIO                                          0.53           0.37          0.74           0.84          0.58

NET TANGIBLE ASSETS ("NTA") PER SHARE AS               0.87           1.41          1.13           0.98          0.80
 STATED (US$)

NTA PER SHARE RETROSPECTIVELY ADJUSTED FOR             0.73           1.04          0.88           0.80          0.80
 RIGHTS OFFERING (US$)

CASH BALANCE PER SHARE AS STATED (US$)                 0.43           0.67          0.75           0.60          0.58

CASH BALANCE PER SHARE AS RETROSPECTIVELY              0.49           0.62          0.67           0.58          0.58
 ADJUSTED FOR RIGHTS OFFERING (US$)
NET INCOME (LOSS) PER SHARE AS STATED (US$)
  - BASIC                                             (0.03)          0.18         (0.28)         (0.16)        (0.09)
  - DILUTED                                           (0.03)          0.18         (0.28)         (0.16)        (0.09)

NET INCOME (LOSS) PER SHARE AS RETROSPECTIVELY
 ADJUSTED FOR RIGHTS OFFERING (US$)
  - BASIC                                             (0.02)          0.10         (0.15)         (0.09)        (0.09)
  - DILUTED                                           (0.02)          0.10         (0.15)         (0.09)        (0.09)


The foregoing has been prepared:

(1) assuming that approximately 1,110 million new Shares will be offered pursuant to the Rights Offering (based on approximately 1,387 million
     Shares in issue as of 31 August 2002) and that the Rights Offering is fully subscribed for;

(2) on the basis that the net proceeds of the Rights Offering (after deducting underwriting commission and other fees and expenses in connection with the Rights Offering) would amount to US$626 million; and

(3)  based on an exchange rate of US$1:S$1.75.

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                                                                      APPENDIX 2


INDICATIVE TIMETABLE FOR ORDINARY SHARE (SINGAPORE TIME)

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
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EVENT                                                                                       DATE
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
Last day of Cum-Rights trading                                                           Fri 13 Sep

Shares commence trading Ex-Rights                                                        Mon 16 Sep

Book Closure Date                                                                        Wed 18 Sep

Trading of Share Rights commences on SGX-ST                                       On or around Fri 20 Sep

Despatch of Prospectus to entitled shareholders                                   On or around Sat 21 Sep

Trading of Share Rights ends on SGX-ST                                            On or around Tue 1 Oct

Share Rights expire                                                               On or around Mon 7 Oct

New Shares Issued                                                                 On or around Thu 10 Oct

New Shares commence Trading                                                       On or around Fri 11 Oct


INDICATIVE TIMETABLE FOR ADS (NEW YORK TIME)


---------------------------------------------------------------------------------------------------------
EVENT                                                                                       DATE
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
Last day of ADS Cum-Rights trading                                                       Thu 12 Sep

ADS commence trading Ex-Rights                                                           Fri 13 Sep

ADS Record Date                                                                          Tue 17 Sep

Trading of ADS Rights commences                                                   On or around Wed 18 Sep

Despatch of Prospectus to entitled ADS holders                                    On or around Thur 19 Sep

Trading of ADS Rights ends                                                        On or around Wed 2 Oct

ADS Rights expire                                                                 On or around Wed 2 Oct

New ADS Issued                                                                    On or around Fri 11 Oct

New ADS commence Trading                                                          On or around Mon 14 Oct


All dates shown in italics are indicative only and are subject to confirmation. Definitive dates will be announced in due course.

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